

Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE   **August 1, 2006**

ARCHER DANIELS MIDLAND REPORTS RECORD ANNUAL RESULTS

Decatur, IL — August 1, 2006 — Archer Daniels Midland (NYSE: ADM)

► **Net earnings for the year ended June 30, 2006 increased 26% to $ 1.312 billion - $ 2.00 per share from $ 1.044 billion - $ 1.59 per share last year.**

► **Segment operating profit for the year increased 33% to $ 2.061 billion from $ 1.551 billion last year.**

> *"ADM delivered its second consecutive year of record earnings" said CEO and President Patricia Woertz. "Credit goes to the people of ADM and the alignment of our strategy, global portfolio of assets and strong management team. We have good momentum going forward and are well positioned to capitalize on our opportunities for continued growth."*

► **Net earnings for the quarter more than doubled to $ 410 million - $ .62 per share from $ 195 million - $ .30 per share last year.**

► **Segment operating profit for the quarter increased 82% to $ 637 million from $ 351 million last year.**

- Oilseeds Processing operating profit increased on improved market conditions in all geographic areas.
- Corn Processing operating profit increased due to improved ethanol and sweetener selling prices and volumes.
- Agricultural Services operating profit increased principally due to improved transportation results.
- Other segment operating profit declined primarily due to decreased results of Food & Feed Ingredients.

► **Financial Highlights**

(Amounts in thousands, except per share data and percentages)

	THREE MONTHS ENDED			TWELVE MONTHS ENDED		
	6/30/06	6/30/05	% CHANGE	6/30/06	6/30/05	% CHANGE
Net sales and other operating income	$ 9,547,336	$ 9,423,702	1%	$ 36,596,111	$ 35,943,810	2%
Segment operating profit	$ 637,286	$ 350,996	82%	$ 2,061,191	$ 1,550,940	33%
Net earnings	$ 410,259	$ 195,484	110%	$ 1,312,070	$ 1,044,385	26%
Earnings per share	$ .62	$ .30	107%	$ 2.00	$ 1.59	26%
Average number of shares outstanding	658,750	655,394	1%	656,287	656,123	-

► Strategic Progress

Woertz also noted that in line with the Company's strategy to expand in areas of food, fuel, and industrial products, ADM announced in the fourth quarter:

- Selection of Cedar Rapids, Iowa site for ethanol expansion.
- Selection of Hazleton, Pennsylvania for a new cocoa plant.
- Two agreements to market other producers' ethanol.
- Acquisition of Groupe Lysac, Inc., including biodegradable absorbent polymer technology.
- Expansion of Hamburg, Germany oil refinery.
- Plans to build first biodiesel plant in Brazil.

► Discussion of Operations

Net earnings for the year ended June 30, 2006 were $ 1.312 billion, or $ 2.00 per share, compared to $1.044 billion, or $ 1.59 per share, last year. Net earnings for the quarter ended June 30, 2006 were $ 410 million, or $ .62 per share, compared to $ 195 million, or $ .30 per share, last year.

Net earnings for the year ended June 30, 2006 include a $ 36 million tax credit related to the adjustment of state and federal income taxes, securities gains of $ 40 million ($ 25 million after tax), Brazilian transactional tax credits of $ 46 million ($30 million after tax), a $ 17 million ($ 11 million after tax) gain from the sale of long lived assets, a charge related to Accounting for Conditional Asset Retirement Obligations (FIN 47) of $ 15 million ($ 9 million after tax), asset impairment charges of $ 80 million ($ 50 million after tax) and a charge of $ 22 million related to costs associated with a citric acid plant shut down and an exit from the European animal feed business. Net earnings for the year ended June 30, 2005 include a gain of $ 114 million ($ 74 million after tax) from the sale of the Company's direct interest in Tate & Lyle, an after tax gain of $ 45 million representing the Company's equity share of the gain reported by its unconsolidated subsidiary, CIP, upon the sale of its interest in Tate & Lyle and asset impairment charges of $ 42 million ($ 26 million after tax).

Net earnings for the quarter ended June 30, 2006 include security gains of $ 12 million ($ 8 million after tax), a $ 17 million ($ 11 million after tax) gain from the sale of long lived assets, Brazilian transactional tax credits of $ 27 million ($18 million after tax), asset impairment charges of $ 44 million ($ 28 million after tax) and a FIN 47 charge of $ 15 million ($ 9 million after tax). Net earnings for the quarter ended June 30, 2005 include asset impairment charges of $ 40 million ($ 25 million after tax).

Segment operating profit increased $ 286 million to $ 637 million for the quarter and increased $ 510 million to $ 2.1 billion for the year.

Oilseeds Processing operating profit increased $ 121 million to $ 195 million for the quarter and increased $ 254 million to $ 598 million for the year as improved market conditions resulted in increased operating results in all geographic areas.

Corn Processing operating profit increased $ 169 million to $ 286 million for the quarter as Sweeteners and Starches earnings increased $ 20 million to $ 112 million and Bioproducts earnings increased $ 149 million to $ 174 million. For the fiscal year, Corn Processing operating profit increased $ 347 million to $ 877 million as Sweeteners and Starches earnings increased $ 160 million to $ 432 million and Bioproducts increased $ 187 million to $ 446 million. Increased starch, sweetener and ethanol selling prices and volumes contributed to the earnings improvements for both the quarter and fiscal year. Lower lysine selling prices negatively impacted Bioproducts results for the fiscal year. For the quarter, average net corn costs increased.   For the year, net corn costs decreased, but were partially offset by higher energy costs.

Agricultural Services operating profits increased $ 15 million to $ 83 million for the quarter and increased $ 14 million to $ 275 million for the year principally due to improved operating results of transportation operations partially offset by a decline in global grain merchandising operations. In addition, fiscal year operating profits of the North American origination and export operations declined due to the negative impact of the hurricanes in the first half of the fiscal year.

Other segment operating profit declined $ 18 million to $ 73 million for the quarter due principally to a $ 40 million decline in Food and Feed Ingredients operating results, primarily due to reduced operating profits of the natural health and nutrition, wheat milling and cocoa operations, partially offset by a $ 21 million improvement in operating profit of the financial operations. For the year, Other segment operating profit declined $ 104 million to $ 310 million due to a decline in operating profit of the Food and Feed Ingredient businesses due principally to asset abandonment charges and reduced operating results of the natural health and nutrition, wheat milling and cocoa operations.

Significant components of Corporate results are as follows (in millions):

	Three months ended June 30,		Twelve months ended June 30,	
	2006	2005	2006	2005
Gain on sale of securities	$ –	$ –	$ 29	$ 159
LIFO income (charge)	(1)	(21)	12	114
Other	(54)	(63)	(247)	(308)
Total Corporate	$ (55)	$ (84)	$ (206)	$ (35)

Conference Call Information

Archer Daniels Midland will host a conference call and audio Web cast to discuss financial results and provide a Company update at 8:00 a.m. Central Daylight Time (CDT) on Tuesday, August 1, 2006. To listen by phone, dial 800-706-7741 or 617-614-3471; the access code is 69620120. Digital replay of the call will be available beginning on August 1, 2006 from 10:00 a.m. CDT and ending on August 8, 2006. To access this replay, dial 888-286-8010 or 617-801-6888 and enter access code: 45934305. To listen to the call via the Internet go to: http://www.admworld.com/webcast/. A replay of the Web cast will be available on the ADM World Website.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing and fermentation technology. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soybean oil and meal, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 26,000 employees, more than 250 processing plants and net sales for the fiscal year ended June 30, 2006 of $36.6 billion. Additional information can be found on ADM's Website at http://www.admworld.com.

###

Contacts:

Brian Peterson
Senior Vice President, Corporate Affairs
217/424-5413

Dwight Grimestad
Vice President, Investor Relations
217/424-4586

(Financial Tables Follow)

August 1, 2006

ARCHER DANIELS MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)	Three months ended June 30,		Twelve months ended June 30,	
	2006	2005	2006	2005
	(in thousands, except per share amounts)			
Net sales and other operating income	$ 9,547,336	$ 9,423,702	$ 36,596,111	$ 35,943,810
Cost of products sold	8,718,433	8,899,359	33,630,297	33,512,471
Gross profit	828,903	524,343	2,965,814	2,431,339
Selling, general and administrative expenses	296,541	279,166	1,192,683	1,080,811
Other (income) expense – net	(49,489)	(21,863)	(82,119)	(165,847)
Earnings before income taxes	581,851	267,040	1,855,250	1,516,375
Income taxes	171,592	71,556	543,180	471,990
Net earnings	$ 410,259	$ 195,484	$ 1,312,070	$ 1,044,385
Diluted earnings per common share	$ .62	$ .30	$ 2.00	$ 1.59
Average number of shares outstanding	658,750	655,394	656,287	656,123
Other (income) expense – net consists of:				
Interest expense	$ 101,836	$ 84,677	$ 365,180	$ 326,580
Investment income	(57,940)	(43,590)	(204,083)	(135,346)
Net (gain) loss on marketable securities transactions	(11,851)	(38)	(39,803)	(113,299)
Equity in (earnings) losses of unconsolidated affiliates	(60,735)	(55,456)	(174,339)	(228,865)
Other – net	(20,799)	(7,456)	(29,074)	(14,917)
	$ (49,489)	$ (21,863)	$ (82,119)	$ (165,847)
Operating profit (loss) by segment is as follows:				
Oilseeds Processing [2] [4]	$ 194,673	$ 73,865	$ 598,415	$ 344,654
Corn Processing				
Sweeteners and Starches [2]	111,915	92,032	431,662	271,487
Bioproducts [2] [7]	173,961	25,247	445,696	258,746
Total Corn Processing	285,876	117,279	877,358	530,233
Agricultural Services [2]	83,253	67,880	275,469	261,659
Other				
Food and Feed Ingredients [2] [5]	20,228	60,026	159,123	263,617
Financial [6]	53,256	31,946	150,826	150,777
Total Other	73,484	91,972	309,949	414,394
Total segment operating profit	637,286	350,996	2,061,191	1,550,940
Corporate [1] [3] [4] [6]	(55,435)	(83,956)	(205,941)	(34,565)
Earnings (loss) before income taxes	$ 581,851	$ 267,040	$ 1,855,250	$ 1,516,375

[1] Fiscal 2005 twelve months results include gains of $159 million related to sales of the Company's interests in Tate & Lyle PLC.

[2] Fiscal 2006 fourth quarter results include a charge for abandonment and write downs of long-lived assets and a charge for FIN 47 of: Oilseeds Processing ($ 16 million), Corn Processing - Sweeteners and Starches ($ 5 million), Corn Processing – Bioproducts ($ 7 million), Agricultural Services ($ 1 million), Other – Food and Feed Ingredients ($ 30 million). Fiscal 2006 twelve months results include a charge for abandonment and write downs of long-lived assets and a charge for FIN 47 of: Oilseeds Processing ($ 20 million), Corn Processing – Sweeteners and Starches ($ 5 million), Corn Processing – Bioproducts ($ 7 million), Agricultural Services ($ 1 million), Other – Food and Feed Ingredients ($ 62 million). Fiscal 2005 fourth quarter results include a charge for abandonment and write-down of long-lived assets of: Oilseeds Processing ($13 million), Corn Processing – Bioproducts ($16 million), and Other – Food and Feed Ingredients ($11 million). Fiscal 2005 twelve months results include a charge for abandonment and write-down of long-lived assets of: Oilseeds Processing ($13 million), Corn Processing – Bioproducts ($16 million), and Other – Food and Feed Ingredients ($13 million).

[3] Fiscal 2006 fourth quarter results include a LIFO charge of $ 1 million. Fiscal 2006 twelve months results include LIFO income of $ 12 million. Fiscal 2005 fourth quarter results include a LIFO charge of $21 million. Fiscal 2005 twelve months results include LIFO income of $114 million.

[4] Fiscal 2006 includes Brazilian transactional tax credits of: Oilseeds Processing ($ 27 million for the quarter and twelve months) and Corporate ($ 19 million for the twelve months).

[5] Fiscal 2006 fourth quarter and twelve months results include a $ 17 million gain from sale of long lived assets. Fiscal 2006 twelve months results include a charge of $ 16 million related to exiting the European animal feed business.

[6] Fiscal 2006 includes gains on securities sales for the quarter of: Financial ($ 12 million). Fiscal 2006 twelve months results include gains on securities sales of: Financial ($ 12 million) and Corporate ($ 28 million).

[7] Fiscal 2006 twelve months results include a charge of $6 million related to the closure of a citric acid plant.

August 1, 2006

ARCHER DANIELS MIDLAND COMPANY
SUMMARY OF FINANCIAL CONDITION
(unaudited)

	June 30, 2006	June 30, 2005
	(in thousands)	
NET INVESTMENT IN		
Working capital	$ 6,290,697	$ 4,992,583
Property, plant and equipment	5,293,032	5,184,380
Investments in and advances to affiliates	1,985,662	1,879,501
Long-term marketable securities	1,110,177	1,049,952
Other non-current assets	1,053,882	773,571
	$ 15,733,450	$ 13,879,987
FINANCED BY		
Short-term debt	$ 549,419	$ 425,808
Long-term debt, including current maturites	4,130,091	3,753,078
Deferred liabilities	1,247,060	1,267,629
Shareholders' equity	9,806,880	8,433,472
	$ 15,733,450	$ 13,879,987

SUMMARY OF CASH FLOWS
(unaudited)

	Twelve Months Ended June 30,	
	2006	2005
	(in thousands)	
Operating Activities		
Net earnings	$ 1,312,070	$ 1,044,385
Depreciation	656,714	664,652
Asset abandonments	71,264	41,548
Other - net	(253,285)	103,664
Changes in operating assets and liabilities	(396,382)	271,930
Total Operating Activities	1,390,381	2,126,179
Investing Activities		
Purchases of property, plant and equipment	(762,009)	(623,819)
Net assets of businesses acquired	(182,213)	(24,238)
Other investing activities	(124,319)	346,549
Total Investing Activities	(1,068,541)	(301,508)
Financing Activities		
Long-term debt borrowings	643,544	18,547
Long-term debt payments	(265,988)	(185,913)
Net borrowings (payments) under lines of credit	104,548	(1,357,456)
Purchases of treasury stock	(1,585)	(139,112)
Cash dividends	(241,995)	(209,425)
Proceeds from exercises of stock options	30,069	30,901
Total Financing Activities	268,593	(1,842,458)
Increase (decrease) in cash and cash equivalents	590,433	(17,787)
Cash and cash equivalents beginning of period	522,420	540,207
Cash and cash equivalents end of period	$ 1,112,853	$ 522,420